Filed pursuant to Rule 433
July 25, 2006

Relating to
Preliminary Pricing Supplement No. 82 dated July 25, 2006 to
Registration Statement No. 333-131266

GLOBAL EMERGING MARKETS
CURRENCY-LINKED CAPITAL-PROTECTED NOTES
DUE MARCH 5, 2009

ISSUED BY MORGAN STANLEY

BASED ON THE PERFORMANCE OF A
BASKET OF FOUR CURRENCIES RELATIVE TO THE U.S. DOLLAR

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Preliminary Pricing Supplement No. 82 Dated July 25, 2006
Prospectus Supplement Dated January 25, 2006
Prospectus Dated January 25, 2006

MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Transaction Summary

The return on the Notes is linked to the performance of an equally-weighted basket of currencies composed of the (i) Brazilian real, (ii) Chinese renminbi, (iii) Indian rupee and (iv) Russian ruble (the “Basket”), relative to the U.S. dollar.

The Notes are designed for investors who are willing to forego coupon payments over the term of the Notes and who are seeking:

❖ Uncapped leveraged exposure to the appreciation, if any, of the Basket relative to the U.S. dollar;
❖ A minimum 20% return if the Basket has appreciated at all;
❖ Potential for a greater than 20% return if the Basket has appreciated by more than 10%; and
❖ 100% principal protection at maturity.

Payment at Maturity: You will receive an amount per $1,000 Note equal to (a) $1,000 plus (b) a Supplemental Redemption Amount that will be based on the performance of the Basket.
❖ If the Basket has appreciated, the Supplemental Redemption Amount will be the greater of:
❖ $200; and
❖ $1,000 x twice the percentage increase in the Basket
❖ If the Basket has not appreciated or has depreciated, the Supplemental Redemption Amount will be Zero, and you will only receive the principal amount of your investment at maturity.
❖ IF THE BASKET HAS APPRECIATED AT ALL, YOU WILL RECEIVE AT LEAST 120% OF THE PRINCIPAL AMOUNT OF YOUR INVESTMENT ($1,200 PER NOTE).
❖ In no event will you receive less than 100% of the principal amount of your investment if held to maturity.

Coupon Payments: None
Principal Protection: 100%

page 2 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Fact Sheet
Expected Key Dates
Pricing Date: August , 2006	Issue Date: September , 2006	Maturity Date: March 5, 2009

Key Terms
Issuer: Morgan Stanley	Issue Price (Par): $1,000	Denominations: $1,000 / $1,000
Principal Protection: 100% at Maturity	Interest: None	Call Feature: None
CUSIP: 61746SCW7	Listing: None
The Basket:	An equally weighted basket consisting of four (4) emerging market currencies (each a “Basket Currency”), each valued relative to the U.S. dollar (“USD”).

 Basket Currencies (25% weighting each)
1) Brazilian real ("BRL") 2) Chinese renminbi (“CNY”) 3) Indian rupee (“INR”) 4) Russian ruble ("RUB")
Payment at Maturity (per Note) (To be paid in USD):	Unlike ordinary debt securities, the Notes do not pay interest. Instead, at maturity, you will receive the principal amount as determined by the following formula:

$1,000 + Supplemental Redemption Amount

❖     The Supplemental Redemption Amount is based on the performance of the Basket (see below).
 ❖     You will receive twice the percentage appreciation, if any, of the Basket with No Cap.
 ❖     If the Basket has appreciated at all, you will receive at least 120% of par ($1,200 per Note), with the potential for a greater return if the Basket has appreciated by more than 10%.
 ❖     In no event will you receive less than 100% of the principal amount of your investment if held to maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the Payment at Maturity.
Supplemental Redemption Amount (per Note):	The Supplemental Redemption Amount is based on the performance of the Basket and will be determinedby the following formula:

 ❖     If the Basket appreciates/strengthens at all relative to the USD, you will receive a Supplemental Redemption Amount of at least $200 (20% return) in addition to your $1,000 principal amount.
 ❖     For each 1% appreciation/strengthening of the Basket above 10%, you will receive a 2% return. For example, if the Basket appreciates 15%, you will receive a 30% return.
 ❖     If the Basket appreciates/strengthens by more than 10% relative to the USD, you will receive a Supplemental Redemption Amount that is greater than $200.
❖ If the Basket depreciates/weakens relative to the USD or does not strengthen, the Supplemental Redemption Amount will be Zero and you will receive only the $1,000 principal amount at maturity.
Basket Performance Factor:	The sum of the weighted percentage appreciation or depreciation of each Basket Currency (each a “Currency Performance Value”). The Currency Performance Value for a Basket Currency will be determined by the following formula:

[(Initial Exchange Rate / Final Exchange Rate) – 1] x .25

A depreciation of one or more Basket Currencies may offset any appreciation in the other Basket Currencies such that the Basket Performance Factor as a whole is less than or equal to zero. A Basket Performance Factor that is negative or equal to zero will result in a Supplemental Redemption Amount of $0.
Participation Rate:	200%

page 3 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Fact Sheet
Exchange Rate:	An Exchange Rate is the number of units of a Basket Currency that can be exchanged for one USD.

 A decrease in an Exchange Rate means that the Basket Currency has appreciated/strengthened relative to the USD. This means that its takes fewer of the Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date. Below is an example of an appreciation of BRL:

Pricing Date = 2.125 BRL / 1 USD       and      Valuation Date = 1.848 BRL / 1 USD

An increase in an Exchange Rate means that the Basket Currency has depreciated/weakened relative to the USD. This means that its takes more of the Basket Currency to purchase one (1) USD on the Valuation Date than it did on the Pricing Date. Below is an example of a depreciation of the INR:

Pricing Date = 45.03 INR / 1 USD and Valuation Date = 66.22 INR / 1 USD

Initial Exchange Rate:	The Exchange Rate for each Basket Currency on the Pricing Date, as posted on the Reference Source.
Final Exchange Rate:	The Exchange Rate for each Basket Currency on the Valuation Date, as posted on the Reference Source.

 If on the Valuation Date, (i) the related Exchange Rate is not displayed on the relevant Reuters Page, (ii) the Calculation Agent determines that the rate so displayed on the applicable Reuters Page is manifestly incorrect, or (iii) if such day is an Unscheduled Holiday, the Final Exchange Rate will be determined by the Calculation Agent generally as follows:
(a)       using the arithmetic mean of the quotes of at least five (5) independent leading dealers selected by the Calculation Agent in the underlying market for such Basket Currency; or

(b)       if such quotes (i) are unavailable or (ii) are obtained, but the difference between highest and lowest quotes is greater than 1%, then the Exchange Rate will be determined by the Calculation Agent taking into account any information deemed relevant by the Calculation Agent.

See “Description of Notes – Exchange Rate” and “- Price Materiality Event” in the Preliminary Pricing Supplement.
Valuation Date:	February 24, 2009; subject to adjustment as described in the Preliminary Pricing Supplement.
Reference Sources (Reuters):	BRL: BRFR CNY: SAEC INR: RBIB RUB: EMTA
Unscheduled Holiday:	A day that is not a Currency Business Day with respect to that Basket Currency and the market was not made aware of such fact (by means of a public announcement or by reference to other publicly announced information) until a time later than 9:00 a.m. local time in the principal financial center(s) of any such Basket Currency on the date that is two Business Days prior to the Valuation Date for such Basket Currency.
Currency Business Day:	Any day, other than a Saturday or Sunday, that is (i) neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close and (ii) a day on which dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the relevant principal financial center for trading of such Basket Currency.
Tax Treatment:	Investors should read the description under “Description of Notes - United States Federal Income Taxation” in the Pricing Supplement regarding the Taxation on the Notes and, specifically the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying Prospectus Supplement.

 ❖       The Notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Under this treatment, U.S. taxable investors will, regardless of their method of accounting, be required to include an amount in taxable income in respect of the Notes in each year that they hold the Notes based on the Issuer’s “comparable yield,” even though no stated interest will be paid on the Notes. The Issuer’s comparable yield is the rate at which the Issuer would issue a fixed rate debt instrument with terms and conditions similar to those of the Notes.

❖       Any gain recognized by U.S. taxable investors upon sale, exchange or at maturity of the Notes generally will be treated as ordinary income.

Potential investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.
Trustee:	JPMorgan Chase Bank, N.A.
Agent:	Morgan Stanley & Co. Incorporated
Calculation Agent:	Morgan Stanley Capital Services Inc.

page 4 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Key Benefits

Minimum 20% Return if the Basket has Appreciated	If the Basket has appreciated even slightly, you will receive at least a 20% return ($1,200 per Note).
Uncapped Leveraged Participation in any Basket Appreciation	The Notes provide you with the ability to participate in the appreciation, if any, of the Basket on a 200% leveraged basis.
100% Principal Protection at Maturity	No less than $1,000 per Note, representing 100% of the offering price, will be returned at maturity, regardless of the performance of the Basket.
Portfolio / Asset Class Diversification	• Diversification from traditional fixed income/equity investments • Indirect exposure to foreign currencies
Medium-term Maturity	The Notes have a 2.5-year term (mature in March 2009).
Senior Debt of the Issuer	The Notes are non-callable senior debt securities of Morgan Stanley.

Key Investment Rationale

You may be interested in purchasing the Notes if you:
Are seeking uncapped leveraged exposure to the Basket. You will receive uncapped 2X leveraged exposure to any Basket appreciation.
Are seeking 100% principal protection. 100% of your investment will be returned at maturity regardless of the performance of the Basket.
  Do not require current income. The Notes are designed for investors who are willing to forego Coupon payments in exchange for the ability to participate in any appreciation of the Basket on a leveraged basis.

Are seeking to diversify your portfolio. By purchasing the Notes you will achieve indirect currency exposure which can diversify a portfolio dominated by equity and fixed-income investments.
AND
Are capable of understanding the complexities and risks specific to the Notes.
Are willing to receive no return on the Notes should the Basket depreciate or not appreciate.

Key Risks (See Page 11)

No Interest Payments	Return On Notes Affected by Currency Exchange Rate Risk Related to Basket Currencies
Unpredictable Factors Will Affect Market Price	Not a Direct Investment in the Basket Currencies
Limited Secondary Market	Credit Risk of the Issuer

page 5 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

At maturity, you will receive (i) $1,000 + (ii) Supplemental Redemption Amount
Supplemental Redemption Amount =

The following hypothetical examples are provided for illustrative purposes only. Actual results will vary.

HYPOTHETICAL EXAMPLE 1:

Basket Performance Factor is Positive and Greater than 10%. You Receive 20%+ Return.

     For each Basket Currency, the Currency Performance Value will equal:

     For example, the Currency Performance Value of the Brazilian real (assuming the hypothetical Initial and Final Exchange Rates in the table below) is calculated as follows:

     In the hypothetical calculation above, the Brazilian real has strengthened 15% relative to the USD. The Brazilian real performance value is therefore 3.75% . The Currency Performance Values for the remaining three currencies are shown in the last column in the table below assuming the same 15% strengthening.

     The Basket Performance Factor is the sum of the respective Currency Performance Values of each Basket Currency (whether positive or negative).

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Percentage Change (+/-)	Hypothetical Currency Performance Values

Brazilian real	25%	2.125	1.848	+15%	3.75%
Chinese renminbi	25%	8.022	6.976	+15%	3.75%
Indian rupee	25%	45.03	39.16	+15%	3.75%
Russian ruble	25%	27.38	23.80	+15%	3.75%
	Basket Performance Factor = Sum of Currency Performance Values =				15.00%

     Each Basket Currency has strengthened 15% relative to the USD. Because the Basket Performance Factor is positive, you will receive a Supplemental Redemption Amount of at least $200 but will receive more than that amount if the Basket Performance Factor is greater than 10%. The Supplemental Redemption Amount will be calculated as follows:

Supplemental Redemption Amount = greater of:
(a)	$200; and
(b)	$1,000 x Basket Performance Factor x Participation Rate
= $1,000 x 15% x 200% = $300

     Because the Basket Performance Factor is greater than 10%, you will receive a Supplemental Redemption Amount that is greater than $200. Therefore, the total payment at maturity per Note will be $1,300, which is the sum of the $1,000 and a Supplemental Redemption Amount of $300.

page 6 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Hypothetical Payout on the Notes

HYPOTHETICAL EXAMPLE 2:

Basket Performance Factor is Positive but Less than or Equal to 10%. You Receive a 20% Return.

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Percentage Change (+/-)	Hypothetical Currency Performance Values

Brazilian real	25%	2.125	1.832	+16%	4.0%
Chinese renminbi	25%	8.022	6.916	+16%	4.0%
Indian rupee	25%	45.03	66.22	-32%	-8.0%
Russian ruble	25%	27.38	23.60	+16%	4.0%
	Basket Performance Factor = Sum of Currency Performance Values =				4.00%

     Three Basket Currencies have strengthened while one Basket Currency has weakened relative to the USD, however, the Basket Performance Factor is overall positive. As a result, you will receive a Supplemental Redemption Amount of at least $200 but may receive more than that amount if the Basket Performance Factor is greater than 10%. The Supplemental Redemption Amount will be calculated as follows:

Supplemental Redemption Amount = greater of
(a)	$200; and
(b)	$1,000 x Basket Performance Factor x Participation Rate
= $1,000 x 4% x 200% = $80

     Because the Basket Performance Factor is positive but less than 10%, you will receive a Supplemental Redemption Amount of $200. Therefore, the total payment at maturity per Note will be $1,200, which is the sum of the $1,000 and a Supplemental Redemption Amount of $200.

HYPOTHETICAL EXAMPLE 3:

Basket Performance Factor is 0% or Negative. You Only Receive Your Principal.

Currency	Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate	Percentage Change (+/-)	Hypothetical Currency Performance Values

Brazilian real	25%	2.125	2.310	-8%	-2.0%
Chinese renminbi	25%	8.022	6.916	+16%	4.0%
Indian rupee	25%	45.03	66.22	-32%	-8.0%
Russian ruble	25%	27.38	23.60	+16%	4.0%
	Basket Performance Factor = Sum of Currency Performance Values =				-2.0%

     Two of the four Basket Currencies — the Chinese renminbi and the Russian ruble (with a combined weighting of 50%) — each strengthened relative to the USD, but the remaining Basket Currencies— the Brazilian real and the Indian rupee (with a combined weighting of 50%) — together weakened relative to the USD by a greater degree than the two currencies that strengthened. Accordingly, although two of the Basket Currencies have strengthened and two have weakened, the Basket Performance Factor is nonetheless negative.

     Because the Basket Performance Factor is less than (or equal to) 0%, the Supplemental Redemption Amount will be $0 and the total payment at maturity per Note will only equal the $1,000 principal amount per Note.

page 7 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Potential Payouts on the Notes and Equivalent Annual Returns

Hypothetical Basket Performance	Payment at Maturity (% of Principal)	Equivalent Annualized Return*

25%	150%	17.46%
20%	140%	14.30%
15%	130%	11.00%

10%	120%	7.54%
5%	120%	7.54%
0.01%	120%	7.54%

0.00%	100%	0.00%
-5.00%	100%	0.00%
-10.00%	100%	0.00%
-15.00%	100%	0.00%
-20.00%	100%	0.00%

*The Equivalent Annualized Returns specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term approximately equivalent to the term of the Notes.

     If the Basket Performance Factor is greater than zero, you will always receive at least $1,200 per Note, with the potential for a greater than 20% return if the Basket has appreciated by more than 10%.

     If the Basket Performance Factor is equal to or less than zero, you will not receive a Supplemental Redemption Amount and will only receive the $1,000 principal amount per Note at Maturity.

page 8 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

     The following graphs present each Basket Currency’s exchange rate performance for the period from January 1, 1996 through July 20, 2006. We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification. The daily exchange rates published by Bloomberg may differ from the Exchange Rates as posted on the applicable Reuters page for the purposes of determining the Initial Exchange Rates and Final Exchange Rates. We will not use Bloomberg to determine the applicable Exchange Rate. The historical exchange rates of the Basket Currencies set forth below should not be taken as an indication of future performance.

page 9 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

HISTORICAL INFORMATION

     The following graph sets forth the historical performance of the Basket relative to the USD for the period from January 1, 2001 through July 20, 2006. The graph does not take into account the Participation Rate on the Notes, nor does it attempt to show the expected return on an investment in the Notes. The historical performance of the Basket and the Basket Currencies should not be taken as an indication of their future performance.

page 10 of 11	MORGAN STANLEY

Global Emerging Markets Currency-Linked Capital-Protected Notes due March 5, 2009
Based on the Performance of a Basket of Four Currencies Relative to the U.S. Dollar

Risk Factors

     The Notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the Notes. Accordingly, you should consult their own financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of such Notes in light of your particular circumstances.

     The following is a non-exhaustive list of certain key considerations for investors in the Notes. For a complete list of considerations and risk factors, please see the Prospectus and Pricing Supplement.

Structure Specific Risk Factors

     No interest payments and possibility of no return. The terms of the Notes differ from ordinary debt securities in that no interest will be paid. Because the Supplemental Redemption Amount is variable and may equal zero, the overall return on the Notes may be less than the amount that would be paid on an ordinary debt security of comparable maturity.

     Currency exchange risk. Fluctuations in the exchange rates between the USD and the Basket Currencies will affect the value of the Notes. Exchange Rate movements for a particular currency are volatile and are the result of numerous factors specific to that country including, the supply of, and the demand for, those currencies as well as by government policy, intervention or actions, but is also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to each region. Changes in exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the related countries. Of particular importance to potential currency exchange risk are: (i) rates of inflation; (ii) interest rate levels; (iii) balance of payments; and (iv) the extent of governmental surpluses or deficits in the relevant foreign country and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries and the U.S. and other countries important to international trade and finance. A weakening in the exchange rate of any of the Basket Currencies relative to the USD may have a material adverse effect on the value of the Notes and the return on an investment in the Notes.

     Government intervention could materially and adversely affect the value of the Notes. Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those issuing the Basket Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

     Many unpredictable factors will affect the value of the Notes. These include: (i) interest rate levels, (ii) volatility of the Basket Currencies, (iii) geopolitical conditions and economic, financial, regulatory, political, judicial or other events that affect foreign exchange markets, (iv) the time remaining to the maturity; (v) availability of comparable instruments; and (vi) the issuer’s creditworthiness. In addition, currency markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention. As a result, the market value of the Notes will vary and sale of the Notes prior to maturity may result in a loss.

     Changes in the value of one or more of the Basket Currencies may offset each other. A decrease in the value of one or more of the Basket Currencies may wholly or partially offset any increase in the other Basket Currencies.

     The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase Notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the Notes, as well as the projected profit included in the cost of hedging its obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

Other Risk Factors

     Hedging and trading activity by the Issuer and its affiliates could potentially adversely affect the Exchange Rates of the Basket Currencies. The Issuer and other of its affiliates will carry out hedging activities related to the Notes (and possibly to other instruments linked to the Basket Currencies) and may also trade the Basket Currencies and other financial instruments related to the Basket Currencies on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities could potentially affect the Exchange Rates for the Basket Currencies and, accordingly, the market value of the Notes and/or payment at maturity.

     Economic interests of the Calculation Agent may be potentially adverse to the investors. The calculation agent is an affiliate of the Issuer. Any determinations made by the Calculation Agent may affect the payout to you at maturity.

     Secondary trading may be limited. The Notes will not be listed on any securities exchange and there may be little or no secondary market. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the Notes easily or at a price that you desire. Morgan Stanley currently intends to act as a market maker for the Notes but is not required to do so.

     Even though currencies trade around-the-clock, the Notes will not. The Interbank market in foreign currencies is a global, around-the-clock market. The hours of trading for the Notes will not conform to the hours during which the Basket Currencies are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the Notes.

page 11 of 11	MORGAN STANLEY